

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2013

Via E-mail
Keith E. Gottfried, Esq.
Alston & Bird LLP
950 F Street, NW
Washington, DC 20004-1404

    Re: RCM Technologies, Inc.
          Definitive Additional Materials on Schedule 14A
          Filed November 8 and November 12, 2013
          File No. 001-10245

Dear Mr. Gottfried:

       We have reviewed the definitive additional materials filed on November 8, 2013, which appears to include disclosure attempting to respond to our letter dated November 8, 2013, as well as the definitive additional materials filed on November 12, 2013, and we have the following additional comments. All defined terms used in this letter have the same meaning as in the Company's definitive proxy statement filed on October 30, 2013.

1.   Refer to the following statements included in the press release dated November 8, 2013 included in the definitive additional material filed on the same date:

* "While we believe the SEC has already required the Legion Group to correct a number of false and misleading statements in its initial proxy statement filings, we believe that the proxy statement that the Legion Group is providing to our stockholders still contains numerous false and misleading statements…"

* "So that stockholders can see for themselves the extent to which the Legion Group has been attempting to mislead them, we call upon the Legion Group to immediately release all of the SEC comment letters that it has recently received which we believe will show numerous issues and concerns raised by the SEC with respect to statements made by the Legion Group in its proxy statement and other filings."

     In our letter dated November 8, 2013, we requested that the Company file corrective disclosure to remove the implication that the SEC has determined that statements made in the proxy statement filed by the IRS No. 19 Group were false and misleading and that the SEC required the IRS No. 19 Group to revise its proxy statement because of false and misleading statements. Notwithstanding the statements included under the section entitled "Clarification" in the November 8 filing, the Company's inclusion of the above cited statements in its soliciting materials continues to portray the Company's unsupported belief that changes to the preliminary proxy statement filed by the IRS No.

19 Group are evidence that the group's filings contained false and misleading disclosure and that such filings were revised in response to issues and concerns raised by the SEC regarding false and misleading statements. Please file corrective disclosure as soon as possible to eliminate any such suggestion and refrain from making such statements in the Company's future soliciting materials. Please also note that we do not believe the Company's inclusion of a disclaimer similar to that included under the section entitled "Clarification" in the November 8 filing entitles the Company to include inappropriate and unsupported statements similar to that referenced above.

2.   Refer to the additional following statements included in the press releases dated November 8 and November 12, 2013:

November 8, 2013 Press Release

- "…immediately end their inappropriate actions of trying to influence the proxy contest's outcome and gain an undue advantage by misleading stockholders with *false and misleading statements that are included in its proxy statement and other SEC filings*." Emphasis added.

- "…Mr. Vizi and the other members of the Legion Group appear to be much less concerned that the proxy statement and other documents they have filed with the SEC in recent weeks…contain what we strongly believe to be *numerous false and misleading statements*." Emphasis added.

- "We believe that Mr. Vizi and the other members of the Legion Group are attempting to inappropriately influence the outcome of this proxy contest and gain an undue advantage by misleading our stockholders *with false and misleading statements contained in their proxy materials and other SEC filings*." Emphasis added.

- Refer to the statement noted in the first bullet point of comment 1 above and its reference to false and misleading statements.

November 12, 2013 Press Release

- "The Legion Group's actions in recent weeks have made it clear that immediate corrective action is necessary to prevent the Legion Group from continuing to influence of the outcome of this proxy contest with what we believe to be *false, misleading and incomplete statements*." Emphasis added.

We ask that the Company please not use these or similar statements in its soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the Company does have a proper factual foundation, we ask that the Company please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the Company expresses. Please refer to Note (b) to Rule 14a-9.

3.   As of the writing and transmission of this letter, we have not received written correspondence from the Company responding to our comment letter dated November 8. Please acknowledge the Company's receipt and understanding of our prior comment letter, including prior comment 2.

*   *   *

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions